UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

HP Inc. 401(k) Plan
Financial Statements and Supplemental Schedules

December 31, 2021 and 2020, and
For the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of HP Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2021, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2001.
San Jose, California
June 10, 2022

HP Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
	(In thousands)
Assets
Investments, at fair value	$10,637,794	$9,683,059
Receivables:
Employer contributions	49,671	46,713
Notes receivable from participants	31,423	37,054
Due from broker for securities sold	4,155	1,430
Interest, dividends and other	1,193	986
Total receivables	86,442	86,183
Total assets	10,724,236	9,769,242

Liabilities
Due to broker for securities purchased	1,907	204
Administrative expenses and other payables	1,103	795
Total liabilities	3,010	999

Net assets available for benefits	$10,721,226	$9,768,243

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions to net assets attributed to:	(In thousands)
Contributions:
Employer	$49,749
Participants	145,132
Rollovers	22,202
Total contributions	217,083

Investment income:
Net realized and unrealized appreciation in fair value of investments	1,476,506
Interest and dividends	24,712
Total investment income	1,501,218

Interest income on notes receivable from participants	2,048

Total additions	1,720,349

Deductions from net assets attributed to:
Benefits paid directly to participants	(764,515)
Investment management fees	(417)
Administrative expenses	(2,434)

Total deductions	(767,366)

Net increase in net assets	952,983

Net assets available for benefits:
Beginning of year	9,768,243

End of year	$10,721,226

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2021

1. Description of the Plan

The following brief description of the HP Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of HP Inc. (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees, excluding intern employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).

Investments

Participants may direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market fund, mutual fund, common collective trust funds, collective investment trust funds, Company common stock, and a self-directed brokerage account feature that includes money market funds, common stock, and mutual funds through an affiliate of Fidelity. All investments are participant-directed.

The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of investing in the Company’s common stock and also provide the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.

Participants may invest in the HP Stock Fund, which is comprised of a cash component and HP Inc. common stock. A participant’s balance in the HP Stock Fund is limited to 20% of the participant’s total account balance. New monies cannot be transferred or reallocated, or otherwise newly invested in the HP Stock Fund, if such an event would cause the balance to exceed 20% of the participant’s total account balance. However, it is permissible for the HP Stock Fund to exceed 20% due to growth in the value of that fund.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

Contributions

Upon employment, as soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund closest to the year the employee was born.

The plan document definition of compensation is based on when the compensation is “paid” versus when it is “earned.” As such, the Company determined that participant deferrals may not be due to the Plan, and the Plan may have no right to the deferrals, until the compensation is actually paid to the participant.

Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.

The Plan was amended effective February 1, 2021 to allow for after-tax contributions to the Plan at a rate not to exceed 9%. The Plan also created the Roth In-Plan Conversion (“RIPC”) Program, wherein a participant who has made an after-tax contribution to the Plan may elect to enroll in the RIPC Program. The RIPC Program converts a participant’s after-tax contributions that are made to the Plan immediately into In-Plan Roth Rollovers, and allocates them to the participant’s In-Plan Roth Rollover Account, until such time as the participant elects out of the RIPC Program in accordance with procedures established by Plan management.

The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.

In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded annually. A participant must be employed on the last day of the calendar year to receive the Company matching contribution, unless they have terminated employment during the year as a result of death, termination under a Company-approved severance program, in connection with a sale or divestiture by the Company of the business unit in which the participant was employed, or after the attainment of at least age 55 with at least ten years of vesting service.

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, or if they terminate employment under a Company-approved severance program.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed fifteen years.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.

Forfeitures

If a participant terminates employment before becoming fully vested in their Company matching contributions, the non-vested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances due to taking a distribution of vested amounts are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible plan expenses.

Unallocated forfeiture balances as of December 31, 2021 and 2020, were approximately $1.6 million and $4.4 million, respectively. Forfeitures used to reduce the 2021 and 2020 annual Company matching contributions were approximately $1.6 million and $4.4 million, which was funded in January 2022 and 2021, respectively.

Payment of Benefits

On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Stock Fund (to the extent a participant is/was invested in the HP Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts. Participants aged 55 and older that have terminated employment may elect a partial or systematic withdrawal of their Plan balance.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

Administrative Expenses and Investment Management Fees

Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant’s account is charged a fixed amount of $34 per year for recordkeeping services.

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the trustee to offset the Plan’s administrative fees. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. For the year ended December 31, 2021, approximately $697 thousand was used to offset Plan expenses. The Plan held undistributed administrative revenues of approximately $368 thousand and $843 thousand at December 31, 2021 and 2020, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefit Payments

Benefit payments are recorded when paid.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

Fair Value Hierarchy

Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2021.

Collective investment trust and common collective trust funds: Valued at the Net Asset Value (NAV) as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments have no redemption restrictions or future commitments, and they have a daily redemption frequency.

Mutual funds, money market funds and common stock: Valued at the daily closing price reported on the active market on which the individual securities were traded. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price.

Short-term investment: Valued at cost plus accrued interest, which approximates fair value.

The self-directed brokerage accounts include mutual funds, money market funds and common stock.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

The following tables set forth the Plan’s assets and liabilities at fair value as of December 31, 2021 and 2020, by level, within the fair value hierarchy:

	As of December 31, 2021 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$372,779	$—	$372,779

HP Inc. common stock	184,440	—	184,440

Short-term investment	—	375,107	375,107

Mutual fund	1,889	—	1,889

	$559,108	$375,107	934,215

Common/collective investment trust funds (NAV)			9,703,579

Total assets			$10,637,794

	As of December 31, 2020 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$317,670	$—	$317,670

HP Inc. common stock	128,889	—	128,889

Short-term investments	—	447,281	447,281

Mutual fund	927	—	927

	$447,486	$447,281	894,767

Common/collective investment trust funds (NAV)			8,788,292

Total assets			$9,683,059
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2018, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the tax-qualified status of the Plan.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken or expected to be taken by the Plan, and has concluded that as of December 31, 2021 there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

5. Related-Party and Party-in-Interest Transactions
The Plan engages in certain transactions involving the Company, BNYM, and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of trustee fees to BNYM, and investments in mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.

At December 31, 2021 and 2020, the Plan held approximately 4.9 million and 5.2 million shares, respectively, of HP Inc. common stock with a fair value of approximately $184.4 million and $128.9 million, respectively. During 2021, the Plan purchased approximately $8.1 million and sold approximately $16.5 million of HP Inc. common stock, and recorded dividend income of approximately $4.2 million.

In addition, the Plan held approximately $375.1 million and $447.3 million of the Vanguard Federal Money Market Fund as of December 31, 2021 and 2020, respectively. The Vanguard Group holds approximately 10.4% and 9.1% of HP outstanding shares of common stock as of December 31, 2021 and 2020, respectively.

While the trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity are considered party-in-interest transactions to the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code. Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2021. As of December 31, 2021 and 2020, through the self-directed brokerage feature, the Plan held investments issued by affiliates of Fidelity totaling $238.4 million and $196.9 million, respectively.

6. Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2021

7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2021 and 2020, is as follows:

	December 31,
	2021	2020
	(In thousands)
Net assets available for benefits per the financial statements	$10,721,226	$9,768,243

Benefits payable to participants at year-end	(2,287)	(850)

Net assets available for benefits per the Form 5500	$10,718,939	$9,767,393

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31, 2021, was as follows:

(In thousands)
Benefits paid to participants per the financial statements	$764,515

Add: Benefits payable to participants at December 31, 2021	2,287

Less: Benefits payable to participants at December 31, 2020	(850)

Total benefits paid to participants per the Form 5500	$765,952

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

8. Subsequent Events

The Plan was amended effective January 1, 2022 to change the automatic enrollment deferral from 3% to 4%.

The Company has evaluated subsequent events through June 10, 2022, the date the financial statements were available to be issued.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2021
			Number
	(b) Identity of Issue, Borrower	(c) Description of	of shares/		(e) Current
(a)	Lessor, or Similar Party	Investment	units	(d) Cost**	Value
Short-Term Investment:
*	Vanguard	Federal Money Market Fund	375,106,934		$375,106,934

Mutual Fund:
	Dreyfus	Government Cash Management Fund	1,889,020		$1,889,020

Self-Directed Brokerage Account:
*	Fidelity	Self-Directed Brokerage Account	Various		$372,778,663

Common Collective Trust Funds:
	BlackRock	US Debt Index Fund F	6,777,532		$243,017,889
	BlackRock	Russell 1000 Index Fund F	29,010,552		1,889,767,646
	BlackRock	Russell 2500 Index Fund F	11,064,092		517,278,871
	BlackRock	MSCI ACWI EX-US Index Fund F	6,201,967		211,650,181
					$2,861,714,587

Collective Investment Trust Funds:
	SEI Trust Company	Conservative Fund	4,827,205		$128,056,589
	SEI Trust Company	1945 Birth Date Fund	2,212,141		49,195,143
	SEI Trust Company	1950 Birth Date Fund	15,491,403		353,561,829
	SEI Trust Company	1955 Birth Date Fund	6,287,051		154,005,707
	SEI Trust Company	1960 Birth Date Fund	15,465,981		400,140,499
	SEI Trust Company	1965 Birth Date Fund	18,327,467		491,357,544
	SEI Trust Company	1970 Birth Date Fund	11,519,165		321,009,170
	SEI Trust Company	1975 Birth Date Fund	7,664,999		216,836,683
	SEI Trust Company	1980 Birth Date Fund	4,906,226		140,771,402
	SEI Trust Company	1985 Birth Date Fund	3,408,253		98,467,166
	SEI Trust Company	1990 Birth Date Fund	2,441,509		69,299,798
	SEI Trust Company	1995 Birth Date Fund	878,140		13,655,868
	SEI Trust Company	2000 Birth Date Fund	604,969		9,700,676
	SEI Trust Company	Short Term Bond Fund	33,872,893		417,879,720
	SEI Trust Company	Core Bond Fund	18,234,757		281,601,182
	SEI Trust Company	US Large Cap Equity Fund	48,047,679		2,217,410,009
	SEI Trust Company	US Small/Mid Cap Equity Fund	19,123,148		668,763,244
	SEI Trust Company	International Equity Fund	18,147,385		443,482,160
	SEI Trust Company	Real Return Bond Fund	5,898,015		87,654,526
	SEI Trust Company	High Yield Bond Fund	4,542,115		84,823,541
	SEI Trust Company	Emerging Markets Equity Fund	7,786,567		101,325,813
	SEI Trust Company	Global Real Estate Fund	2,352,295		92,866,028
					$6,841,864,297

Common Stock:
*	HP Inc.	Common Stock	4,896,216		$184,440,457

	Total investments, at fair value				$10,637,793,958

*	Participant Loans	Interest rates ranging from 3.75% to 10.00% and maturity dates through December 2036			$31,423,487

*	Party-in-interest.
**	Cost information is not required for participant-directed investments.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2021

	Total That Constitute Nonexempt Prohibited			Total Fully
	Transactions			Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
Participant Contributions Transferred Late to the Plan	Not	Corrected	Correction	PTE
	Corrected*	Outside VFCP	in VFCP	2002-51
Check here if late participant loan contributions are included X

Supplemental payroll periods during 2020	$—	$29,196	$—	$—

* The late contributions were deposited in July 2020 and the earnings were deposited in March 2021.

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HP Inc. 401(k) Plan

June 10, 2022	By:	/s/ RICK HANSEN
Rick Hansen
Deputy General Counsel, Corporate, and Corporate Secretary

Exhibit Index

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm